Oma's Infused Natural Cherry Vodka

SINCE 1952



EXECUTIVE SUMMARY

W&S MARKET OVERVIEW: THE MOST IMPORTANT DEMOGRAPHIC

In the Wine & Spirits Industry, the most coveted target audience is Millennials – 77 million individuals, aged 21-34, or 24% of the total U.S. population, accounting for a disproportionate amount of total spirits purchases (33%). Not only do they consume huge quantities of spirits, but other characteristics, identified by Nielsen, make them the most important demographic for all spirits suppliers:

> *Highly concentrated geographically (an estimated 22 million live in the 200 mile radius NY/NJ/CT area); readily reachable through lower cost social media outlets (Facebook, YouTube, etc.); strong preference to buy authentic, original, early stage, start-up artisan or craft brands (as opposed to large, well-established, heavily marketed brands); willing to pay premium or ultra-premium prices for small batch, artisan products; possessing a 'young' palate for sweeter or fruit flavored liqueurs or cordials (as opposed to drier, aged, long storage time brands); actively seek a positive 'drinking experience' through cocktail creations or mixing for unique flavors.*

W&S MARKET OPPORTUNITY: OMA'S INFUSED NATURAL CHERRY VODKA

Oma's Infused Natural Cherry Vodka is a small, family liqueur/cordial brand, started in 1952 in the Michigan home of Hedy Steinbart (a.k.a. Oma). Her grandson, Kyle Miller, believes the brand has national potential, as it meets the favored Millennial criterion of being a small, hand-made artisan brand, authentic in product character and back story (Oma escaped WWII Germany and fled to the U.S. where she started her spirit in her basement), with a full, rich cherry fruit flavor (due to expensive fruit infusion distillation process versus added flavoring), highly drinkable in neat, mixed or cocktail form, with potential to sell in the premium or ultra-premium range.

OMA'S BRAND DEVELOPMENT TEAM

Kyle contracted with the Chicago-based Accelerated Brands, an experienced spirits brand development group, including Walter Marcinowski, with 35 years of new brand launch and development experience at Diageo,

Pernod Ricard, Bacardi and various artisan brands; David Perry, with extensive artisan spirits distribution experience working with large, multi-state and smaller independent distributors; Robert Kutyla, an experienced brand identity expert working with well-known spirits -- Jose Cuervo, Smirnoff Vodka, Malibu Rum, Bailey's Irish Cream and others; Scott Bishop, an accomplished Social Media expert, responsible for non-paid campaigns supporting artisan brands (Devil John Moonshine, Cardinal Gin), and Gregory Feldman, master distiller, responsible for creating the most highly awarded vodka (Real Russian) in the U.S., to develop the Oma's brand into an acquisition target within three years.

OMA'S BRAND DEVELOPMENT STRATEGY



Distribution: Focus development resources on Michigan (home of Oma's) and the three high Millennial concentration states of New York, New Jersey and Connecticut.

Packaging: Re-package Oma bottle and label, increasing shelf appeal while retaining the authenticity, originality and heritage of the original Oma's Infused Natural Cherry Vodka brand.

Pricing: Position the brand in the upscale super-premium category at a suggested retail price of $34.95 per 750ml bottle, based on the hand-crafted, high quality ingredient nature of the brand.

Pull Strategy Marketing: Execute a pull strategy marketing approach, heavily emphasizing brand experience through brand ambassador programs, social media exposure, heavily focused at on premise activities.

OMA'S THREE YEAR BRAND DEVELOPMENT PROJECTIONS

It is projected that at the end of Year 3, Oma's brand will have achieved annual case (6/750ml bottles) volume of 17,000, and distributor transfer price level of $1,845,000. Based on Wine and Spirits Industry valuations for acquisitions, at these sales levels, Oma's would have a market valuation of $18,000,000.

OMA'S EXIT STRATEGY

Similar to the craft beer industry in which larger suppliers (InBev, SAB Miller, etc.) are tapping into the Millennial demand for artisan brands through acquisition, larger spirits suppliers (Beam/Suntory, Diageo, Bacardi, Pernod Ricard, Constellation) are investing (outright acquisition or development funding) in regionally established craft spirits brands.

OMA'S BRAND DEVELOPMENT REQUIRED CAPITAL

To develop the Oma's brand, the group is seeking $500,000 in return for a 20% equity stake.

W&S MARKET OVERVIEW: THE MOST INFLUENTIAL DEMOGRAPHIC

> ***"Healthy Liqueur and Cordial category growth over the last several years has created opportunities for smaller brands."***
>
> -*Market Watch* Magazine, 2015

Nielsen's Beverage Alcohol Media Report (December 28, 2015) states: "Millennials (those aged 21-34) are the most influential demographic for the alcoholic beverage market…77 million strong…representing 33% of all spirits consumed in the United States."

In this study, and others conducted by Nielsen, key factors about this group show that in addition to the large size of this demographic, with a propensity to buy non-beer, non-wine alcoholic beverages, other key factors, make it highly desirable target audience for early stage or start-up spirits suppliers:

- ◊ *Millennials increasingly avoid older, well-known or well-established brands, particularly those from large corporate entities (such as Diageo, Brown Forman, Bacardi) and favor smaller, newer, craft or artisan distilleries as their preferred spirits source*
- ◊ *Are willing to try new or unknown craft or artisan brands as part of an overall "drinking experience."*
- ◊ *Tend to equate higher price with higher quality and are willing to pay for premium or ultra-premium brands.*
- ◊ *Embrace the cocktail culture, popularized in media programming such as Mad Men and Empire, as both a social ritual and part of the overall "drinking experience," more likely to purchase spirits on premise (bars, restaurants, entertainment venues) than off premise (liquor, grocery or convenience stores).*
- ◊ *Focus on three key value propositions of authenticity, originality and value.*
- ◊ *Tend to be less sophisticated in the flavor profile of their spirits purchases (compared to older Gen X or Baby Boomer buying demographics), preferring sweeter or fruit-flavored spirits such as Liqueurs and Cordials, for mixing cocktails and shots (such as fastest growing spirit brand in the U.S., Fireball Cinnamon Whiskey).*

WINE & SPIRITS MARKET OPPORTUNITY: OMA'S INFUSED NATURAL CHERRY VODKA

Oma's Infused Natural Cherry Vodka was first made by Hedy Steinbart in 1952 in the basement of her Michigan home using a handcrafted recipe passed down through several generations of German ancestors. Using locally-sourced, hand-picked Michigan cherries, the rich fruit flavor is infused into the alcohol, providing a full taste and mouth feel experience.





SMALL BATCH
SINCE 1952
Oma's
Infused Natural
CHERRY VODKA
SMALL BATCH
HAND CRAFTED
Distilled in the Windy City with Real Michigan Cherries
750ML • 80 PROOF • 40% ALC/VOL
Oma's
HAND CRAFTED & BOTTLED BY
PREMIERE DISTILLERY | GURNEE, IL
WWW.PREMIEREDISTILLERY.COM

Hedy, referred to as Oma by her family, continues to make small batches out of her basement at the age of 91. Her grandchildren wish to continue this cordial tradition.

Kyle Miller, grandson of Hedy Steinbart, believes considerable market demand exists for this product and the inspirational story behind the creation of Oma's Infused Natural Cherry Vodka. He contacted Accelerated Brands, a Chicago-based spirits brand development firm, to explore the possibility of commercializing the Oma's Infused Natural Cherry Vodka brand and developing market acceptance beyond the local Michigan market.

OMA'S BRAND DEVELOPMENT TEAM

THE ACCELERATED BRANDS TEAM INCLUDES:

Walter Marcinowski, Spirits Marketing

Walter has 35 years of international and national spirits brands new product launch and development experience with large Wine & Spirits Industry suppliers including Diageo, Pernod Ricard and Bacardi.

Brands that Walter has launched or helped developed include Kahlua Ready-to-Drink Cocktails, Midori Liqueur, Malibu Rum, Seagram's Gin, Jameson Irish Whisky, Bushmills Irish Whisky, Wild Turkey Bourbon, Beefeater Wet Gin and others.

David Perry, Spirits Distribution

David has extensive experience in W&S distribution of craft and artisan brands, working with large, multi-state distributors and smaller, craft-oriented single market wholesalers to establish and launch brands. Artisan brands include Glen Parker Single Malt Scotch, Devil John Moonshine, Cardinal Gin, NDI Vodka and others.

Robert Kutyla, Spirits Marketing Communications

Robert has 25 years of international and national marketing communications development experience creating memorable packaging, point-of-purchase display and support material for large spirits companies including Diageo and Sazarac. Brands that he's helped launch or supported include Diamore Amaretto liqueur, Bailey's Irish Cream liqueur, Jose Cuervo Tequila, Calypso Rum, Smirnoff Vodka and others.

Scott Bishop, Spirits Social Media

Scott has 12 years of social media experience, working with spirits brands including Devil John Moonshine, Cardinal Gin and others. He has generated exposure to over 100 million viewers without paid media, and has been featured in social media stories in Associated Press, Mashable.com, The Chicago Tribune and others.

Gregory Feldman, Spirits Distilling

Gregory is master distiller at Premiere Distilling. A Moscow native, Gregory has 50 years of vodka and gin distilling experience. Brands that he's created include Real Russian, which is the most awarded vodka in the U.S. (winning London 2015 Gold, SIP Award Platinum, MicroLiquer Gold, Craft Spirits Award Gold, Los Angeles International Gold, Tasting Panel 92 points, Wine Enthusiast Magazine 92 points, Spirits of America Gold, 50 Best Spirits Gold).

BRAND DEVELOPMENT TEAM: GENERAL CONCLUSIONS

The Accelerated Brands team has reviewed Oma's Infused Natural Cherry Vodka and concluded that:

◊ *Millennial audiences would respond favorably to the artisan craftsmanship of Oma's Infused Natural Cherry Vodka and the background story of Oma's entrepreneurial start-up approach would resonate with this younger audience. Locally sourced ingredients, locally distilled and supported by a real person and real life experience*

would provide a level of product integrity, in contrast to flavored cherry vodkas sold by large producers such as Bols, Hiram Walker and other suppliers.

◊ *Exposure to this little-known brand would be considered a 'discovery' by Millennials and add to their drinking experience. In contrast to the heavy traditionally marketed cherry flavored brands, Oma's would be viewed as authentic and original.*

◊ *The versatility of this product would lend itself to straight (or neat) drinking, as a mixer or as a cocktail ingredient (to be included in popular cocktail recipes such as Manhattans, Singapore Slings, and others)*

◊ *Oma's would be readily embraced as authentic, original and of high value for the quality of ingredients and hand crafted nature of the product and the people behind the product, justifying a super-premium category suggested retail price of $34.95 per 750ml bottle.*

◊ *The product would appeal to Millennials' (particularly early Millennials in the legal drinking age to 30-year-olds) preference for fruit-flavored spirits; this is a rich flavored, infused ingredient brand, rather than an artificially added flavoring ingredient.*

OMA'S BRAND DEVELOPMENT MARKETING STRATEGY

An in-depth Pull Marketing Strategy would be developed and executed by the Accelerated Brands team, as follows:

Pull Market Strategy

◊ *Give the consumer, retailer and distributor a product they want and need (Pull market Strategy).*

◊ *Good quality, authentic, stylish packaging.*

◊ *Authenticity and Heritage: Years in heritage and natural source in nature.*

◊ *Masstige makes the consumer feel good about themselves for using the product.*

◊ *Position the product to serve the needs and desires of the target market.*

Brand Strategy

◊ *Enter the Super Premium market by offering an attainable pleasure to an interested audience with a desire for the product.*

◊ *Packaging to reflect hand-crafted, stylish, historical, authentic look of quality with a contemporary twist.*

◊ *Create brand image by establishing heritage, authenticity and quality attributes of brand.*

◊ *Offer the consumer authentic, high quality product that will satisfy their request for enjoyment, style and prestige and be rooted in authenticity.*

◊ *Make the brand "aspirational" and "authentic" in image to the target market.*

Brand Image

◊ *Oma's will launch into the U.S. market under a singular brand image being one of a naturally produced, stylish, authentic and socially responsible image.*

◊ *A lifestyle product, not just a beverage.*

◊ *Quality, Prestige, Hospitality and Heritage will be the major thematic message.*

Positioning

◊ *Initial market position as Upscale Super Premium.*

◊ *"Masstige" (mass market appeal at a prestigious level).*

◊ *Narrow launch target with Inclusiveness to a broader "aspirational" market audience.*

Packaging

◊ Packaging to reflect hand-crafted, award winning, stylish, historical, authentic look of quality.

◊ Maintain brand image of Prestige, Authenticity, Hospitality and Heritage.

Platform

◊ Heritage, educate the target audience as to the Heritage of the product and its history.

◊ Authenticity.

◊ Hospitality, promote its presence in the realm of fine dining and entertainment.

Goals and Strategy

◊ Develop a marketing strategy/activation plan to launch the Oma's brands into the U.S. market.

◊ Create consumer and retailer/buyer demand through brand buildout.

◊ Develop a distributor and sales incentive program.

◊ Create sales and market share.

◊ Generate excitement and awareness throughout the on-premise community initially on a regional basis eventually on a national basis and extend to global.

◊ Drive profitable sales in the off-premise community.

◊ Establish Oma's as a unique, superior drink purveyor.

◊ Create a solid brand position/image.

◊ Develop a strong community bond as well as a socially responsible image of the brand.

Hospitality

Building the brand as a super premium Oma's Infused Natural Cherry Vodka on-premise is the key to success in the U.S. marketplace.

Millennial haunts, hotels, restaurants, spas, clubs, high-end wine and spirits shops and venues of repute will be a key in borrowing brand positioning equity.

Once the brand has established an on-premise reputation, expand to an off-premise focus.

Core Target Market Strategy

Our initial core target market is LDA to 34-year-olds with a link to Millennials involved in the Performing Arts and, in particular, to restaurant patrons and foodies. Initiate at university and college levels in Michigan.

Our strategy is to bring them into our community to act as evangelists of the brand.

We will accomplish this by promoting and sponsoring events for unknown, up-and-coming artists including actors, musicians, dancers, models etc., creating our own genre as opposed to following one.

Secondary Targets

In addition, the second most likely adaptor to the market is the Baby Boomer.

Recent explorations of artisan spirits of super and ultra premium lines have grown exponentially in the last ten years.

Battle Plan

◊ Product Only Sponsorships to leverage perceived value and expand direct usage to consumer.

◊ Target university campuses, Performing Arts venues, independent societal groups and theaters.

◊ Social media outreach.

◊ Public relations.

◊ Social consciousness support programs in the local communities.

◊ Promotional events that are Oma's Infused Natural Cherry Vodka Central.

◊ Educational and tasting events hosted by our brand evangelists.

◊ On- and off-premise point of sales support.

Tactics

◊ We will gather our community by reaching out to aspiring performing artists at their every day haunts

◊ University and college arts.

◊ Performing arts venues for the Arts etc.

◊ Studios, rehearsal halls, indie performing arts groups and casting calls.

◊ In that most aspiring performing artists work in

the hospitality industry as waiters, bartenders and otherwise, we will utilize them to access and build the brand in restaurants, bars, hotels, clubs, etc.

Social Media

◊ *Utilize Social Media as an Awareness, Comprehension and Community Building Platform as well as a Communications Center intertwined with Public Relations effort to deliver Brand Message*

Social Media Strategy

The social media strategy will use existing brand assets (Authenticity, Hospitality and Heritage) to build awareness with primary and secondary target audiences. It will outline initiatives to generate user engagement as well as content contribution via platforms including (but not limited to): Instagram, Facebook, Twitter. It will be based on SWOT analysis of marketplace and core target market.

The strategy will include recommendations for management tools, brand direction, brand personality, promotional techniques, audience building and acquisition.

Social Media Management

Monthly social media management. Implementation of the strategy will be scheduled to meet objectives and goals. Services to include:

◊ *Reporting at the management level of activity and improvements made/needed*

◊ *Key recommendations on content ideas/direction*

◊ *Competition and promotion planning*

◊ *Paid advertising management*

◊ *Audience building/ acquisition*

Social Media Curation

Website Curation:

The product website should be a core part of providing more information about the new product/ brand to consumers. It should add weight to the product's Heritage and provide more information to brand advocates and trade contacts.

Website Content/Functionality, Curation and Recommendations:

◊ *Review of traffic flow via social and other channels*

◊ *SEO recommendations*

Public Relations Tactics (TBD on Feedback from Client as to Product Attributes)

Awareness:

If most of the target audience is unaware of the object, the communicator's task is to build awareness, perhaps just name recognition, with simple messages repeating the product name. Consumers must become aware of the brand. Capturing someone's attention doesn't mean they will notice the brand name. Thus, the brand name needs to be made focal to get consumers to become aware.

Knowledge:

The target audience might have product awareness but not know much more; hence, this stage involves creating brand knowledge. This is where comprehension of the brand name and what it stands for become important. What are the brand's specific appeals; its benefits? In what way is it different than competitor's brands? Who is the target market? These are the types of questions that must be answered if consumers are to achieve the step of brand knowledge.

PR Goals

Liking:

Interaction with social media. If target members know the product, how do they feel about it? If the audience looks unfavorably in regards the product, the communicator has to find out why. If the unfavorable view is based on real problems, a communications campaign alone cannot do the job. For a product problem, it is necessary to first fix the problem, and only then can you communicate its renewed quality.

Preference:

The target audience might like the product but not prefer it to others. In this case, the communicator must try to build consumer preference by promoting quality, value, performance and other features. The communicator can check the campaign's success by measuring audience preference before and after the campaign. Tie in to Social media curation.

Conviction:

A target audience might prefer a particular product but not develop a conviction about buying it. The communicator's job is to build conviction among the target audience. (See Pull Target Marketing Strategy based on social media interface with consumers.)

Purchase:

Finally, some members of the target audience might have conviction but not quite get around to making the purchase. They may wait for more information or plan to act later. The communicator must need these consumers to take the final step, perhaps by offering the product at a low price, offering a premium, or letting consumers try it out. This is where consumers make a move to actually search out information or purchase. In our case we will initially resist lowering the price in that we do not wish to damage the brand image. Instead various other means such as social media based contests etc. will be used to raise the image and maintain brand values.

Launch Events

◊ Oma's Infused Natural Cherry Vodka Up-and-Coming Artists of the Year Awards .

◊ Oma's Award Events.

◊ Pay various music students to perform at trendy spots on Campus in Michigan and Lower East Side NYC and Brooklyn who carry our brands.

◊ Summer stock theater throughout New England south to Philadelphia.

◊ Eventually, Miami-based arts events such as Art Basel.

◊ Chicago and Texas arts and foodie events.

Brand Evangelist Programs

◊ Experiential Events

◊ Intercept Sampling

◊ Guerilla Marketing

◊ Bar/Nightclub Promos

◊ Outdoor Events

◊ Food and Beverage Promos

◊ Street Festivals

◊ Idea Event Staffing Services

◊ Tradeshows and Corporate Conventions

◊ Runway and Fashion Shows

◊ In-Store Demonstrations

◊ Events Setup/Breakdown

Retail Brand Building Launch

Oma's Infused Natural Cherry Vodka will initiate its brand building launch strategy through a regimented Brand Evangelist strategy that will begin in the Michigan college system to establish authenticity and later expand to New York tri state university marketplace.

Its initial distribution targets will be high campus bars and restaurants as well as wine and spirits operations.

The entire campaign will be about building the brand image as "MASSTIGE," an attainable commodity with a prestigious, authentic aura.

Geographic Rollout

Primary "one market" would be Michigan based universities. Soft launch test market for brand building in an authentic atmosphere (6 to 9 months).

Secondary Market: NY tri-state market university based.

Brand Ambassadors

The main objective of the Brand Ambassador is to establish relationships with and educate key on-premise accounts, as detailed by their target account list, in order to increase distribution and drive volume of the brand.

The Ambassador is expected to plan time and activities to ensure achievement of volume, new distribution, promotions and merchandising objectives in key on-premise accounts by:

◊ Ensuring target on-premise accounts are contacted and serviced as needed and in compliance with frequency standards set by company/agency management.

◊ Establish sales and merchandising objectives for each account and for each sales call, that will result in achievement of volume and program goals as assigned by company/agency management.

Launch Timeline

Months 1 to 3:   Establish compliance of product with US agencies including TTB and State approvals.

Month 4:   Design labels reflecting US packaging requirements.

Design point-of-sales materials.

Month 5:   Ship initial containers to US Importer/Distributor.

Begin market introduction. Interview and hire initial Brand Ambassadors.

Month 6:   Market introduction. Hire one more brand ambassador for tri-state rollout. Interview and hire PR and Social Media team.

Months 7-18:   Brand building in three regional markets: Michigan, NY Tri-state, Central Chicago

Month 19:   Expand launch into up-scale. Expand to new markets.

Distribution

Initial distribution will be centered around the parent company's present importer/distributors, if desired. Others are available. Ideal distributors would staff fine wine and spirits salespersons. Other states will be added after samples are available.

Strategic Partnerships

Join with various 501 C3 not-for-profit organizations such as Actor's Fund for Strategic Alliances. Secondary alliances will be with local university charities in conjunction with territorial distribution.

Themed Contests and Events

Tactics to be determined in conjunction with social media, public relations, promotions and branding outreach. Themes would be directly related to Hospitality and Heritage. Strong tie-ins to social media efforts including a selfie campaign.

Community Building and Social Responsibility

Surveys have shown that a comparison of like products and like attributes will have the consumer buying the item that also has a social responsibility element behind it 82% of the time.

We will look to strategize partnerships with local level, worthy C3 causes in conjunction with distribution and retail.

We have been in contact with university arts programs, Actors Fund and other Performing Arts, not-for-profits who would be interested in joining forces.

Brand in Box

Shelf Talkers / Banners / Neckers / Posters / Case Cards / Wearables, Other Merchandise, Dealer Loaders

Pricing

Oma's Infused Natural Cherry Vodka will set pricing in accord with retail levels and positioning elements regarding brands presently existing in the marketplace of a similar stature.

Suggested Pricing: Projected target pricing at Retail ($34.95) during initial brand building launch period.

Ambassador Events/Tastings

Ambassadors will arrange various events promoting sampling and distributing point of sales materials. Programs will include in some instances entertainment, food related themes on message with the branding program. It is recommended that a tasting assistant be present as well so the Ambassador is free to mingle with the staff and attendees etc.

OMA'S EXIT STRATEGY

*"Industry deal making shows that the big distillers
are paying attention to the craft (spirits) category."*

- "Craft Spirits Come of Age" *Market Watch* / January 27, 2016

"Craft distilling is now on a steeper growth curve than craft beer in the 1980s," notes Pennfield Jenson of the American Craft Spirits Association, a fact that's not going unnoticed among the larger distillers such as Diageo, Barcardi, Constellation, Beam/Suntory, Pernod Ricard and others.

Artisan or craft spirits, like artisan beer, have captured the imagination and interest of the most targeted W&S Industry consumption group -- Millennials.

And the acquisition of promising regional and even local craft spirits brands has captured the imagination and interest of large spirits suppliers.

Recent 2015 acquisitions, such as the $125,000,000 purchase of 5-year-old Angel's Envy Bourbon by Bacardi or $400,000,000 acquisition of Deep Eddy Vodka (also 5 years old) by Heaven Hill, have gotten considerable press.

Often overlooked are the large number of acquisitions made of lesser known or smaller spirits brands such as Stranhan's Bourbon, Forty Creek Whiskey, Hudson Bourbon, Hanger 1 Vodka, Casa Noble Tequila and many others.

The "Magic 25,000 Case" volume level, once a commonly used metric for large spirits company to start considering an acquisition target, has dropped considerably, as Millennials embrace craft over older, established, mass-produced brands.

For example, Cabin Fever Maple Whiskey, a 3-year-old, small regional brand with sales of an estimated 7,000 cases, was sold to Diageo in 2012 for $80,000,000.

A second investment trend in the W&S Industry is development funding. Rather than purchase a brand outright, large distillers are increasingly investing capital and management expertise in smaller distilleries, helping them scale up to the point where the larger distiller can add them to their portfolio and roll them out nationally and internationally. Last year, for example, Constellation invested in a number of alcoholic brands, including Crafthouse Cocktails and Belle Meade Whiskey. Diageo and other large suppliers are pursuing similar craft development strategies.

Both investment approaches offer Oma's a feasible exit strategy.

	Oct-Dec 2016	QTR 1 2017	QTR 2 2017	QTR 3 2017	QTR 4 2017	QTR 1 2018	QTR 1 2018	QTR 2 2018	QTR 3 2018	QTR 3 2018	QTR 4 2018	QTR 1 2019
	1 QTR	2 QTR	3 QTR	4 QTR	5 QTR	6 QTR	7 QTR	8 QTR	9 QTR	10 QTR	11 QTR	12 QTR
Capital	$ 250,000.00	$ 250,000.00	$ 100,000.00									
Carry Forward		$ 136,500.00	$ 354,500.00	$ 374,387.50	$ 313,475.00	$ 250,062.50	$ 199,850.00	$ 162,837.50	$ 139,025.00	$ 122,812.50	$ 119,800.00	$ 133,287.50
Sales of Cases (6 / 750ml bottles)	0	0	400	600	2,000	2,400	2,800	3,200	3,600	4,000	4,500	5,000
% Growth		*na*	*na*	*50.0%*	*233.3%*	*20.0%*	*16.7%*	*14.3%*	*12.5%*	*11.1%*	*12.5%*	*11.1%*
Sales / Case ($18.50/ 750ml bottle)	$111.00	$111.00	$111.00	$111.00	$111.00	$111.00	$111.00	$111.00	$111.00	$111.00	$111.00	$111.00
Gross Sales to Wholesale per case	**$0.00**	**$0.00**	**$44,400.00**	**$66,600.00**	**$222,000.00**	**$266,400.00**	**$310,800.00**	**$355,200.00**	**$399,600.00**	**$444,000.00**	**$499,500.00**	**$555,000.00**
COGS / Case	$78.00	$78.00	$78.00	$78.00	$78.00	$78.00	$78.00	$78.00	$78.00	$78.00	$78.00	$78.00
Margin / Case	$33.00	$33.00	$33.00	$33.00	$33.00	$33.00	$33.00	$33.00	$33.00	$33.00	$33.00	$33.00
Qtr Margin	**$0.00**	**$0.00**	**$13,200.00**	**$19,800.00**	**$66,000.00**	**$79,200.00**	**$92,400.00**	**$105,600.00**	**$118,800.00**	**$132,000.00**	**$148,500.00**	**$165,000.00**
Upfront Costs:												
Initial Production Cost for 500 cases	$ 78,000.00											
Legal Work	$ 10,000.00											
Marketing, Advertising and Promotions:												
Management and Creative [1]	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00
Travel and Entertainment		$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 4,000.00	$ 4,000.00	$ 4,000.00	$ 4,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00	$ 5,000.00
Design and Graphics [2]	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00	$ 3,000.00
Social Media Curation [3]	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00
Public Relations	$ -		$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00
Social Media Contests and Events	$ -	$ -	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00
Market Managers & Brand Ambassadors			$ 68,112.50	$ 68,112.50	$ 68,112.50	$ 68,112.50	$ 68,112.50	$ 68,112.50	$ 68,112.50	$ 68,112.50	$ 68,112.50	$ 68,112.50
Tasting budget		$ -	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00
Point of Sales Materials/Merchandise		$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00	$ 2,000.00
Advertising		$ -	$ 900.00	$ 900.00	$ 1,800.00	$ 1,800.00	$ 1,800.00	$ 1,800.00	$ 2,400.00	$ 2,400.00	$ 2,400.00	$ 2,400.00
Social Responsibility/Events Programs			$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500.00	$ 2,500.00
Distributor Management[4]	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00	$ 10,500.00
Distributor T&E		$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00	$ 1,500.00
Distributor Incentive Program	$ -	$ -	$ 3,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 6,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00	$ 10,000.00
Total Expenses	$ 113,500.00	$ 32,000.00	$ 124,512.50	$ 127,512.50	$ 129,412.50	$ 129,412.50	$ 129,412.50	$ 129,412.50	$ 135,012.50	$ 135,012.50	$ 135,012.50	$ 135,012.50
Cost of Goods ex Distillery [5]	$ -	$ -	$ -	$ -	$156,000.00	$ 187,200.00	$ 218,400.00	$ 249,600.00	$ 280,800.00	$ 312,000.00	$ 351,000.00	$ 390,000.00
Total COG & Expenses	**$ (113,500.00)**	**$ (32,000.00)**	**$ (124,512.50)**	**$ (127,512.50)**	**$ (285,412.50)**	**$ (316,612.50)**	**$ (347,812.50)**	**$ (379,012.50)**	**$ (415,812.50)**	**$ (447,012.50)**	**$ (486,012.50)**	**$ (525,012.50)**
Net per Quarter	$ (113,500.00)	$ (32,000.00)	$ (80,112.50)	$ (60,912.50)	$ (63,412.50)	$ (50,212.50)	$ (37,012.50)	$ (23,812.50)	$ (16,212.50)	$ (3,012.50)	$ 13,487.50	$ 29,987.50
Carry Forward	**$ 136,500.00**	**$ 354,500.00**	**$ 374,387.50**	**$ 313,475.00**	**$ 250,062.50**	**$ 199,850.00**	**$ 162,837.50**	**$ 139,025.00**	**$ 122,812.50**	**$ 119,800.00**	**$ 133,287.50**	**$ 163,275.00**

[1] Walter Marcinowski's Salary ($3,500/month)
[2] Robert Kutyla's Salary ($1,000 /month)
[3] Scott Bishop's Salary ($500/ month)
[4] David Perry's Salary ($3,500 / month)
[5] The costs of the first 500 cases are realized in the first quarter. Therefore, the Cost of Goods ex Distillery on sales for the first 500 cases (3rd and 4thQTR) are exluded from the cash flow

Notes:	Numbers based on an average ex importer sale of $111 per case to distributor
Qtr 1 through 2	Support existing markets with Social media effort. Engage Social responsibility partners
	Begin compliance in New Markets
	Ramp up production
	Design POS and support materials
	Begin hiring Brand Ambassadors soft launch in Chicago
Qtr [3] through 6	Expand into East Coast Market
Qtr 7	Launch into tertiary markets

Oma's Cherry Vodka 80 Proof 750ml bottle		
Cost Per Premiere Distillery 8.9.2016		
6000 750ml bottles (1000 6 bottle cases)		
Item:		Cost:
Fed Tax	$	2.16
Bottle	$	1.79
Red Seal on Bottle (Closure)	$	0.12
Cherry Concentrate, Natural Color & Sugar	$	2.50
Alchohol	$	1.50
Filtration	$	0.75
Labor	$	1.00
Shipping Cases (box,dividers,sticker)	$	1.30
Labels (front & back, band to secure closure)	$	0.88
Profit to Premiere	$	1.00
Total Cost per Bottle	**$**	**13.00**
Funds needed to purchase	$	78,000.00

Oma's Cherry Vodka 80 Proof 750ml bottle		
Cost Per Premiere Distillery 8.9.2016		
12,000 750ml bottles (2,000 6 bottle cases)		
Item:		Cost:
Fed Tax	$	2.16
Bottle with Closure	$	1.79
Red Seal on Bottle (Closure)	$	0.12
Cherry Concentrate, Natural Color & Sugar	$	2.37
Alchohol	$	1.50
Filtration	$	0.75
Labor	$	1.00
Shipping Cases (box,dividers,sticker)	$	0.98
Labels (front & back, band to secure closure)	$	0.83
Profit to Premiere	$	1.00
Total Cost per Bottle	**$**	**12.50**
Funds needed to purchase	$	150,000.00